UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Power-One, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

739308104

(CUSIP Number)

Richard A. Brown

ABB Ltd

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41-43-317-7111

Facsimile: +41-43-317-7992

With a copy to

Neil Whoriskey, Esq.

David Leinwand, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY  10006

Telephone: (212) 225-2000

Facsimile: 212-225-3999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D
CUSIP No. 739308104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABB Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,096,170* (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 53,144,444* (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,144,444* (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.6%

14.	Type of Reporting Person (See Instructions) CO

Schedule 13D
CUSIP No. 739308104

* The Reporting Person disclaims beneficial ownership as described under Item 5.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on April 26, 2013, (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by ABB Ltd with respect to the Common Stock of the Issuer.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following paragraph immediately prior to the third to last paragraph of Item 4

“In accordance with the Voting Agreement, on May 13, 2013, the Issuer provided written notice to each of the Stockholders, requesting them to convert in the aggregate 11,458 shares of Series C Preferred Stock into shares of Common Stock.  On June 12, 2013, the Stockholders completed the conversion of 11,458 shares of Series C Preferred Stock into 8,478,407 shares of Common Stock (the “Conversion”), in compliance with the Issuer’s written request and the terms of the Voting Agreement.”

Item 5.	Interest in Securities of the Issuer
This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below.

The following disclosure assumes that there are 122,540,362 shares of Common Stock outstanding as of May 20, 2013, which figure is based on the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 23, 2013.

(a) As a result of the execution of the Voting Agreement and the completion of the Conversion, as of June 12, 2013, the Reporting Person may be deemed to beneficially own (i) 25,987,407 shares of Common Stock, (ii) 24,917 shares of Series C Preferred Stock, which are convertible into 18,457,037 shares of Common Stock, and (iii) Warrants, which are exercisable for 8,700,000 shares of Common Stock, which are either owned directly by the Stockholders or over which the Stockholders have the power to vote or dispose.  The 25,987,407 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person plus the aggregate 27,157,037 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the Warrants, would, as of May 20, 2013, constitute approximately 33.6% of the Common Stock outstanding upon such conversion and exercise.

Other than the Subject Shares, which may be deemed to be beneficially owned by the Reporting Person as a result of the execution of the Voting Agreement, the Reporting Person does not beneficially own any other shares of Common Stock, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially own any shares of Common Stock.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

Schedule 13D
CUSIP No. 739308104

See the description set forth in Item 4 of this statement, which is incorporated herein by reference.

(b) Notwithstanding their ownership of the Subject Shares, the Stockholders’ voting power is limited to not more than 19.9% of the voting power of the Issuer.  The Reporting Person may be deemed to share with the Stockholders the power to vote, or to direct the vote of, the portion of the Subject Shares constituting up to 19.9% of the voting power of the Issuer (or a maximum of 26,096,170 shares of Common Stock based upon the number of shares of Common Stock outstanding as of May 20, 2013) solely with respect to those matters described in Item 4 of the Schedule 13D and in the Voting Agreement.

The Reporting Person may also be deemed to share with the Stockholders the power to dispose, or direct the disposition, of the Subject Shares solely to the extent the Voting Agreement restricts the ability of the Stockholders to transfer the Subject Shares, as more fully described in Item 4 of the Schedule 13D and in the Voting Agreement.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c) To the knowledge of the Reporting Person, neither the Reporting Person nor any person set forth on Schedule A hereto has effected any transactions in the shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Schedule 13D
CUSIP No. 739308104

SIGNATURES

After reasonable inquiry and to the best of our knowledge, we certify that the information set forth in this statement is true, complete and correct.

Dated:	June 13, 2013

ABB LTD

By:	/s/ Richard A. Brown
Name: Richard A. Brown
Title: Authorized Signatory

By:	/s/ Natascia Rubinic
Name: Natascia Rubinic
Title: Authorized Signatory

Schedule 13D
CUSIP No. 739308104

This Amendment amends and restates Schedule A to the Original Schedule 13D as set forth below:

Schedule A

Directors and Members of the Executive Committee of ABB Ltd

The following table sets forth the name, country of citizenship and present principal occupation of each director and member of the Executive Committee of ABB Ltd.  Unless otherwise indicated below, the business address of each of the persons listed below is Affolternstrasse 44, CH-8050 Zurich, Switzerland.

I. Directors

Name	Country of citizenship	Present Principal Occupation
Hubertus von Grünberg (chairman)	Germany	Member of the supervisory boards of Allianz Versicherungs AG and Deutsche Telekom AG; chairman of the advisory board of Sapinda Holding BV; member of the board of directors of Schindler Holding AG
Roger Agnelli	Brazil	Vice President of the Center of Industries of the State of Rio de Janeiro; member of the Global Advisory Board of Anadarko Petroleum Corporation
Louis R. Hughes	United States	The chairman of InZero Systems (formerly GBS Laboratories LLC); member of the boards of directors of Akzo Nobel and Alcatel Lucent
Hans Ulrich Märki	Switzerland

Member of the board of directors of Mettler-Toledo International and Swiss Re Ltd and Menuhin Festival Gstaad AG; member of the foundation board of Schulthess Klinik, Zurich and the board of trustees of the Hermitage Museum, St. Petersburg

Michel de Rosen	France	Chief executive officer of and a member of the board of directors of Eutelsat Communications
Michael Treschow	Sweden	Chairman of the boards of directors of Unilever NV and Unilever PLC; member of the board of directors of the Knut and Alice Wallenberg Foundation
Jacob Wallenberg	Sweden	Chairman of the board of directors of

Schedule 13D
CUSIP No. 739308104

Investor AB (Sweden); vice chairman of Telefonaktiebolaget LM Ericsson AB, SEB Skandinaviska Enskilda Banken and SAS AB; member of the boards of directors of the Knut and Alice Wallenberg Foundation and the Stockholm School of Economics and The Coca-Cola Company

Ying Yeh	China	Member of the boards of directors of InterContinental Hotels Group, Volvo AB and Samsonite International S.A.

II. Members of the Executive Committee (EC)

Name	Country of citizenship	Present Principal Occupation
Joe Hogan	United States	Chief Executive Officer
Eric Elzvik	Switzerland and Sweden	Chief Financial Officer
Gary Steel	United Kingdom	Head of Human Resources
Diane de Saint Victor	France	General Counsel
Frank Duggan	Ireland	EC Member responsible for Global Markets
Greg Scheu	United States	EC Member responsible for Marketing and Customer Solutions
Bernhard Jucker	Switzerland	EC Member responsible for the Power Products division.
Brice Koch	France	EC Member responsible for the Power Systems division.
Ulrich Spiesshofer	Germany	EC Member responsible for the Discrete Automation and Motion division
Tarak Mehta	United States	EC Member responsible for the Low Voltage Products division
Veli-Matti Reinikkala	Finland	EC Member responsible for the Process Automation division